EXHIBIT 99.1

Student Transportation Inc. Expands in Western New York with New Lackawanna Contract

Company to Provide 50 New Vehicles, Routing Implementation, School Bus Tracking Technology

WALL, N.J., June 20, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), the largest independent provider of student transportation and management services in North America, today announced that its United States subsidiary, Student Transportation of America (STA), has just been awarded a new contract with Lackawanna School District with annual increases and is scheduled to begin shortly on July 1, 2016. Adding to the Company’s regional density in Western New York where it has operations in Buffalo and the surrounding suburban areas, the $3.5 million annual contract provides service to grades K-12 and includes direct home-to-school routes, special needs transportation, and service to summer school.

“We are extremely excited to partner with the city school district of Lackawanna,” said Gene Kowalczewski, Senior Vice President of STI’s Eastern Business Group. “The award of summer activity routes, regular education and special needs transportation fits perfectly with our geographic footprint in Western New York and adds approximately 50 new vehicles to our regional density. This was a very late contract coming to bid in an area we know very well so we jumped at the opportunity. It’s a lot to put together in a short time but we are already working hard to make this a smooth transition. We look forward to serving the Lackawanna community for many years to come.”

STA will provide all of the routing implementation and will introduce 50 new state-of-the-art vehicles to the Lackawanna School District fleet, all equipped with GPS vehicle tracking technology, two-way radios and onboard camera systems. The fleet will also be “SafeStop ready”, allowing parents who choose to utilize the innovative SafeStop™ school bus tracking app that connects parents and school officials with the vehicles transporting their students. The app includes a secure registration process, real-time map feature that displays the location of their child’s bus, estimated times of arrival at their bus stop, student ID scanning technology, and an alerts and messaging center to avoid unnecessary phone calls to the school district.

To learn more about Student Transportation Inc. and its Family of Companies, please visit www.RideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is North America's largest independent and most trusted provider of student transportation solutions, operating more than 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com